                           Bausch & Lomb Incorporated

                                   Exhibit 12

      Statement Regarding Computation of Ratio of Earnings to Fixed Charges

                          (Dollar Amounts In Millions)

                                              For the Quarter    For the Year
                                                  Ending            Ending
                                              March 28, 1998     December 27, 1997
Earnings (loss) before provision of income
taxes and minority interests                   $ (74.2)            $118.0

Fixed charges                                     26.0               57.9

Capitalized  interest, net of current  period
amortization                                       0.1                0.3

Total earnings (loss) as adjusted              $ (48.1)            $176.2

Fixed charges:
Interest (including interest expense and
capitalized interest)                          $  25.4             $ 56.1

Portion   of  rents  representative  of   the
interest factor                                     .6                1.8

Total fixed charges                            $  26.0             $ 57.9

Ratio of earnings (loss) to fixed charges        (1.85)<F1>          3.04<F2>



<F1>  Excluding the effects of the restructuring charges and the charge for purchased-in-process research and development from the surgical acquisitions in 1998, the ratio of earnings to fixed charges at March 28, 1998 would have been 1.56.

<F2>  Excluding the effects of the restructuring charges recorded in 1997, the ratio of earnings to fixed charges at December 27, 1997 would have been 4.28.

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